Filed Pursuant to Rule 433

Dated December 7, 2017

Registration Statement No. 333-203999

Relating to

Preliminary Prospectus Supplement Dated December 7, 2017 to

Prospectus dated May 8, 2015

Federal Realty Investment Trust

3.25% Notes due 2027

Term Sheet dated December 7, 2017

Issuer:	Federal Realty Investment Trust

Security:	3.25% Notes due 2027 (the “Notes”)

Expected Ratings*: (Moody’s / S&P)	A3/A-

Aggregate Principal Amount:	$175,000,000 (the Notes will be part of the same series of notes as the $300,000,000 aggregate principal amount of Federal Realty Investment Trust’s 3.25% Notes due 2027, which were originally issued on June 23, 2017)

Trade Date:	December 7, 2017

Settlement Date:	December 21, 2017 (T+10)

Maturity Date:	July 15, 2027

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2018

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price/Yield:	99-03 / 2.353%

Spread to Benchmark Treasury:	+97 basis points

Re-Offer Yield:	3.323%

Coupon (Interest Rate):	3.25% per year (interest on the Notes will accrue from June 23, 2017)

Price to Public:	99.404% of the principal amount, plus accrued interest of $2,812,152.78 from, and including, June 23, 2017 to, but excluding, the settlement date

Redemption Provision:	At any time before April 15, 2027, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after April 15, 2027, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747 AY3 / US313747AY39

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Deutsche Bank Securities Inc. toll free at 1-800-503-4611, (ii) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, or (iv) Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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